FORM 53-901.F

	SECURITIES ACT

	MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.		Reporting Issuer

              TERRA NOVA GOLD CORP.
              1360-605 Robson Street
              Vancouver, BC  V6B 5J3

Item 2.		Date of Material Change

              May 26, 2003.

Item 3.		Press Release

News release dated May 26, 2003 was issued in Vancouver, BC and disseminated through Canada Stockwatch and Market News.

Item 4.		Summary of Material Change

The Issuer announces that it has been listed for trading on the Frankfurt Stock Exchange. The Issuer's trading symbol on the Frankfurt Stock Exchange is "GLT", as more particularly described below.

Item 5.		Full Description of Material Change

The Issuer announces that it has been listed for trading on the Frankfurt Stock Exchange. The Issuer's trading symbol on the Frankfurt Stock Exchange is "GLT".

Terra Nova is currently carrying out a Phase I, 1,600 metre drill program on its Cape Ray Gold Project, located in southwest Newfoundland.

The Cape Ray Gold Project is an advanced stage exploration project with four known deposits related to the Cape Ray Fault Zone. The Project has three separate claim groups: 1) the Cape Ray claim group, which contains the 04 and 41 deposits; 2) the Big Pond claim group, which contains the Big Pond deposit; 3) the Isle aux Morts claim group, which contains the Isle aux Morts deposit.

Item 6.		Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

              N/A.

Item 7.		Omitted Information

              N/A.

Item 8.		Senior Officers

              DAVID PATTERSON
              Chairman		Telephone:  (604) 684-6535

Item 9.		Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 26th day of May, 2003.

TERRA NOVA GOLD CORP.

Per:

"David Patterson"
David Patterson,
Chairman




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